April 8, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
Extension Request
File No. 001-13279
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 22, 2010

Dear Mr. Gilmore,

This letter is to confirm our request for an extension to the date of submission of our response to your letter dated April 1, 2010, from April 14, 2010, to April 28, 2010.

Thank you for your consideration.  This extension will permit us to fully and properly respond to the points raised in your letter.

Thank you.

Sincerely,

/s/ Robert J. Driessnack
Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.